Exhibit 99.3

Press Release
Brussels / 10 October 2016 / 11:00 PM CET

The enclosed information constitutes inside information and is to be considered as regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Announces

Completion of Combination

with SABMiller

Expanded portfolio of complementary brands will

provide more choices for consumers

Focused on delivering consistent,

superior top-line growth

Anheuser-Busch InBev SA/NV (“AB InBev”, formerly Newbelco SA/NV (“Newbelco”)) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) is pleased to announce the successful completion of the business combination with SABMiller plc (“SABMiller”) (the “Combination”).

The combined company will have operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, providing more choices for consumers around the world. Customers will benefit from a broad distribution network and strong brand-building expertise. The company will also continue to develop its business in partnership with its suppliers as it continues brewing the best beers using the best ingredients.

AB InBev will benefit from a geographically diversified platform, with a stronger presence in key emerging regions with attractive growth prospects, such as Africa and Latin America. The growth opportunities in these developing markets complements the stability and strength of the company’s strong existing presence in developed markets.

“As a truly global brewer, we will be able to achieve more together than each of us could separately,” said Carlos Brito, CEO of AB InBev. “We remain focused on delivering superior top-line growth and increasing shareholder value. Building on our strong heritage, passion for brewing and expanded brand portfolio, we are also committed to helping farmers, retailers, entrepreneurs and communities thrive. We are excited to

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Press Release
Brussels / 10 October 2016 / 11:00 PM CET

work toward our Dream: Bringing people together for a better world. Our ambition is to build a company to last – not just for a decade, but for the next 100 years.”

Driving Growth for all Stakeholders

Building on our shared commitment to sustainability, the combined group will strive to be an engine for growth and economic development across our markets.

AB InBev will demonstrate this commitment through its Better World platform focused on three “Worlds”:

•

A “Growing” World, where everyone has the opportunity to improve their livelihood. AB InBev will support communities by driving agricultural productivity, innovation and resilience. The company will also help small retailers grow by expanding trade programs and solutions, and by providing business skills training for entrepreneurs in its supply chain.

•

A “Cleaner” World, where natural resources are accessible and safe to all, and shared and preserved for the future. AB InBev is dedicated to enhancing water access and security through watershed restoration and conservation. It will also continue to invest in sourcing renewable electricity and increasing the recycled content in its packaging materials to reduce its carbon emissions and support a circular economy.

•

A “Healthier” World, where every experience with beer is positive for lives well lived. AB InBev is dedicated to reducing the harmful use of alcohol in all of its markets. To do this, the company is extending and expanding its Global Smart Drinking Goals and making the reduction of the harmful use of alcohol a key priority.

Additional Detail on Completion of the Combination

As a result of the Belgian Merger, the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) has merged into Newbelco, and Newbelco has become the holding company for the combined former AB InBev and SABMiller groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and

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Press Release
Brussels / 10 October 2016 / 11:00 PM CET

obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev, and the former AB InBev has been dissolved by operation of Belgian law.

It is expected that shares in the former AB InBev will be delisted from Euronext Brussels and the Bolsa Mexicana de Valores at the opening of business in each market tomorrow, 11 October 2016, and then delisted from the Johannesburg Stock Exchange on 13 October 2016. It is further expected that the New Ordinary Shares will be admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market tomorrow, 11 October 2016. In addition, commencement of trading of Newbelco ADSs (representing the New Ordinary Shares) will commence on the New York Stock Exchange at the opening of business in New York tomorrow, 11 October 2016.

The share capital of AB InBev now amounts to EUR 1,238,608,344.12. It is represented by 2,019,241,973 shares without nominal value. All shares are New Ordinary Shares, except for 325,999,817 Restricted Newbelco Shares. The updated shareholders structure of AB InBev will be available on www.ab-inbev.com as soon as AB InBev has received the relevant notifications according to the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Defined terms used but not defined in this announcement have the meanings set out in the scheme document published by SABMiller on 26 August 2016.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

ab-inbev.com

Press Release
Brussels / 10 October 2016 / 11:00 PM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com.

Like us @ www.facebook.com/abinbev.

Follow us @ twitter.com/abinbevnews.

Contacts

Media	Investors
Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com Karen Couck +1 212 573 9283 karen.couck@ab-inbev.com	Graham Staley +1 212 573 4365 graham.staley@ab-inbev.com Heiko Vulsieck +32 16 27 68 88 heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer

+32 16 27 68 23

kathleen.vanboxelaer@ab-inbev.com

AB InBev Communications Adviser – Brunswick

Steve Lipin / Jayne Rosefield (Brunswick Group US)

+1 212 333 3810

slipin@brunswickgroup.com

jrosefield@brunswickgroup.com

Richard Jacques / Katie Ioanilli (Brunswick Group UK)

+44 20 7404 5959

rjacques@brunswickgroup.com

kioanilli@brunswickgroup.com

Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

ab-inbev.com

Press Release
Brussels / 10 October 2016 / [08:30 PM CET]

Notes

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to the Combination, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev, and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, among others, the risks relating to the dissolved company Anheuser-Busch InBev SA/NV (the “former AB InBev”) described under Item 3.D of the former AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016 and the risks described under “Risk Factors” of Newbelco SA/NV’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the former AB InBev’s most recent Form 20-F, Newbelco SA/NV’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that the former AB InBev, SABMiller or AB InBev have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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